December 2, 2010

By U.S. Mail and Facsimile to: (901) 523-5762

William C. Losch III
Executive Vice President and Chief Financial Officer
First Horizon National Corporation
165 Madison Avenue
Memphis, TN 38103

       Re: First Horizon National Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Forms 10-Q for 2010
              File No. 001-15185

Dear Mr. Losch:

      We have completed our review of your filings and do not have any further comments at this time.

                   Sincerely,

                   Kevin W. Vaughn
                   Accounting Branch Chief